1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

February 23, 2022

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant” or the “Fund”) (File No. 333-104972; 811-21339)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of the Impact Class shares of the Government and Prime Portfolios (the “Portfolios”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 28, 2021. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 41 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or before February 28, 2022.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please supplementally confirm whether a written agreement is in place relating to the contribution arrangement described in the section of the Portfolios’ prospectus entitled “Fund Management—Advisory Fees.” If a written agreement is in place, please confirm that such agreement will be filed as an exhibit to the Fund’s registration statement.

Response 1. We hereby confirm that no written agreement is in place for Morgan Stanley Investment Management Inc.’s (the “Adviser”) contribution arrangement.

Comment 2.	Please supplementally confirm whether the contribution amounts described in the section of the Portfolios’ prospectus entitled “Fund Management—Advisory Fees” will be disclosed in the Fund’s annual report.

Response 2. The contribution amounts described in the section of the Portfolios’ prospectus entitled “Fund Management—Advisory Fees” will be disclosed on the Fund’s website.

Comment 3.	Please supplementally confirm that the Adviser will not directly or indirectly pass any costs of its contributions through to the Fund.

Response 3. We hereby confirm that no costs associated with the Adviser’s contributions will be passed through to the Fund.

Comment 4.	Please disclose any tax ramifications of the Adviser’s contributions.

Response 4. We respectfully acknowledge the comment; however, we believe the existing disclosure appropriately reflects the tax implications associated with investing in the Portfolios.

Comment 5.	Please supplementally confirm whether the Adviser’s contribution arrangement implicates any state law requirements.

Response 5. We hereby confirm that the Adviser’s contribution arrangement will comply with applicable state laws.

Comment 6.	Please disclose whether the Adviser or any affiliated persons of the Adviser have a material relationship with the charitable organizations selected to receive contributions.

Response 6. We hereby confirm that neither the Adviser nor any affiliated persons of the Adviser will sit on the board of the charitable organizations selected to receive contributions.

Comment 7.	Please disclose whether the Adviser may, at any time, terminate or otherwise change its contribution obligation and, if so, under what circumstances.

Response 7. We respectfully acknowledge the comment; however, the Adviser does not currently contemplate terminating the contribution obligations and accordingly we have not included additional disclosure. We note that any changes to the Adviser’s contribution obligations would require approval from the Fund’s Board of Trustees.
2

Comment 8.	Please include a link to the location on the Fund’s website where the amount of the Adviser’s contributions will be disclosed.

Response 8. We respectfully acknowledge the comment; however, we believe the current disclosure appropriately directs shareholders to the Fund’s website.

Comment 9.	The section entitled “Shareholder Information—Advisory Fees—Minimum Investment Amount” states that the “Adviser, in its sole discretion, may waive the minimum initial investment amount in certain cases including, but not limited to, when the Adviser anticipates the combined value of a client’s investments will meet or exceed the minimum.” Please disclose any other circumstances under which the Adviser may waive the minimum investment amount.

Response 9. We respectfully acknowledge the comment; however, we believe that the existing disclosure in the sections of the Portfolios’ prospectus entitled “Shareholder Information—Advisory Fees—Minimum Investment Amount” and statement of additional information entitled “Purchase and Redemption of Shares—Purchase of Shares” appropriately discloses the circumstances under which the Adviser may waive the minimum investment amount.

*          *          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
3